August 31, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga California 94556
(925) 631-9100 ext 206

Re:	Secured Income, L.P.
	Schedule TO filed August 22, 2005 by MacKenzie
	Patterson Fuller, Inc. et al.
      SEC File No. 005-54251

Dear Mr. Patterson:

      We have reviewed the above-referenced filing and have the following comments. Please make corresponding changes, where applicable, to each of the above-referenced filings in response to these comments.

Schedule TO-T

How much are you offering to pay and what is the form of payment?
Page 5

1. In this subsection, and in the introduction found on page 8, you state that tendering Unit holders will not have to pay brokerage fees or commissions. Will you reimburse tendering Unit holders for any such fees if their Units are held and tendered through a broker? If not, please revise your disclosure to clarify.

Section 6. Material Federal Income Tax Consequences, page 14

2. We note that you assume that the partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code. Please revise or advise holders as to why you are unable to clarify this uncertainty.

Closing Comments

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the Disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3257 or by facsimile at (202) 772-9203.

    						Very truly yours.



						Celeste M. Murphy
						Special Counsel
						Office of Mergers
						and Acquisitions